October 30, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
Washington, D.C. 20549

Mail Stop 6010

RE:	Enzon Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File Number: 000-12957

Dear Mr. Rosenberg:

By letter dated October 20, 2008 from the Staff of the Commission, the Staff provided certain comments regarding the Form 10-K for the Fiscal Year Ended December 31, 2007 (the “Form 10-K”) of Enzon Pharmaceuticals, Inc. (the “Company”) filed February 29, 2008. Enclosed please find the response to your comment letter in the following numbered paragraphs which correspond to the paragraph numbers in the comment letter.

1.

Please revise your summary of gross-to-net sales reductions to include the provision related to sales made in the current period and the provision related to sales made in prior periods similar to the format you provided in your response letter dated June 21, 2007.

Response:

We regret the oversight in our Form 10-K. We were committed to providing the more detailed analysis of activity in our gross-to-net sales adjustments but inadvertently reverted to old work schedule formats when compiling the document for filing. We have now incorporated the following analysis into our year-end processes to assure that the data the Staff has requested will be provided beginning with our Form 10-K for the fiscal year ending December 31, 2008.

			Other		Medicaid
		Cash	(Including	Medicaid	Administrative
	Chargebacks	Discounts	Returns)	Rebates	Fees
	(1)	(1)	(1)	(2)	(2)	Total
Balance at December 31, 2005	$3,717	$202	$1,304	$1,832	$286	$7,341

Provision related to sales made
in current period	26,363	1,607	5,238	2,614	650	36,472

Provision related to sales made in
prior periods	(79)	(9)	(1)	112	(3)	20

Returns and credits (3)	(26,613)	(1,632)	(4,774)	(3,223)	(728)	(36,970)

Balance at December 31, 2006	3,388	168	1,767	1,335	205	6,863

Provision related to sales made in
current period (3)	22,980	1,353	4,708	3,164	541	32,746

Provision related to sales made in
prior periods	-	-	-	-	-	-

Returns and credits (4)	(23,790)	(1,362)	(4,429)	(3,117)	(559)	(33,257)

Balance at December 31, 2007	$2,578	$159	$2,046	$1,382	$187	$6,352

(1)	Reported as a reduction in accounts receivable
(2)	Reported as an accrued liability
(3)	Approximately 87% of current period provisions relate to Abelcet
(4)	Relate to sales made in the current period

2.

As product acquisition costs are material, please revise your disclosure to include the following information about your product rights by product: their cost, accumulated amortization, weighted average amortization period, and aggregate and estimated amortization expense.

Response:

The schedule below reflects the expanded information regarding our intangible assets as requested by the Staff. We propose to begin including this information in our next annual report on Form 10-K for the fiscal year ending December 31, 2008 and annually thereafter.

Intangible Assets

Intangible assets consist of the following (in thousands):

							Weighted
	December 31, 2007				December 31, 2006		Average
		Accumulated			Accumulated		Remaining
	Cost	Amortization	Net	Cost	Amortization	Net	Useful Lives
Oncaspar
Marketing rights	$49,008	$13,738	$35,270	$49,008	$8,620	$40,388	7.0 years
Technology rights	17,500	2,389	15,111	17,500	64	17,436	6.5 years

DepoCyt
Marketing rights	12,186	6,093	6,093	12,186	4,874	7,312	5.0 years
Total product acquisition costs	78,694	22,220	56,474	78,694	13,558	65,136	6.6 years

Abelcet
Patents	15,000	3,333	11,667	15,000	1,667	13,333	7.0 years

SCA
Patents	1,875	1,875	-	1,875	1,834	41	*
Total patent costs	16,875	5,208	11,667	16,875	3,501	13,374	7.0 years
	$95,569	$27,428	$68,141	$95,569	$17,059	$78,510	6.7 years

          * Fully amortized

Intangible amortization for the year ended December 31, 2007 was $10.4 million of which $9.7 million was charged to cost of products sold and $0.7 million to amortization expense. Intangible amortization charges totaled $8.1 million for the year ended December 31, 2006 ($7.4 million to cost of products sold and $0.7 million amortization expense).

For existing intangible assets, estimated future annual amortization expense for the years 2008 through 2012 is $10.3 million per year; $9.1 million in 2013 and $5.9 million 2014, approximately $0.7 million of which will be reported as amortization with the remainder charged to cost of products sold. The Company does not have intangibles with indefinite useful lives.

3.

Please provide us your analysis that allowed you to recognize the entire $88.7 million gain on the sale of future royalties in the current period. Please include your consideration of EITF 88-18 in your explanation.

Response:

The relevant portions of a position paper prepared by us in September 2007 follow. The provisions of EITF 88-18 were specifically dealt with in the paper leading to our conclusion that immediate recognition of the entire gain was appropriate.

     Purpose

     The purpose of this memo is to document the accounting treatment surrounding the recent sale of 25% of the Company’s royalty from Peg-Intron, marketed by Schering-Plough Corporation.

     Background

     With the Company’s outstanding 4.5% debt coming due in July 2008, the Company has entered into a transaction and has sold a 25% interest in its royalty from Peg-Intron, marketed by Schering-Plough Corporation for $92.5 million to [a third party] (“Acquirer”).

     Question: How should the above transaction be accounted for?

     Response: See discussion below on the receipt of $92.5 million, less the related legal and consulting fees.

     Receipt of $92.5 million

     The Company has sold part of its royalty stream from the sales of Peg-Intron to Acquirer. The Company has concluded that the appropriate treatment would be to record this one time gain as part of operating income, net of related costs. The basis for this conclusion was as follows:

     The sale of the royalty stream is the sale of a long-lived asset which had a zero dollar carrying value on the Company’s balance sheet. In accordance with the SEC Staff Training Manual on Form and Content of Financial Statements, the Staff has been requesting that gains and losses from dispositions of long-lived assets be reported as a component of “other general expenses”, with any material item stated separately. This classification is also referenced in S-X 210.5 -03 (b) (6). In an AICPA National Conference on Current SEC developments in 1999, Jane Adams, then Deputy Chief Accountant discussed the diversity in practice but stated that the Staff has been requesting that gains and losses from the dispositions of long-lived assets be reported as a component of “other general expenses”, (included in operating income) pursuant to Reg S-X 5.03 (b) (6).

     Given the dollar amount of the gain ($88.4 million net of related costs), we believe that the gain on the sale of the asset should be shown as a separate distinct line item on our financial statements. We will also include footnote disclosure describing the nature of the transaction in detail.

     It should be noted that the Company considered the inclusion of this one time gain as part of royalty income. Based on the discussion that follows, the Company has concluded that this classification would not be appropriate.

     First, the SEC guidance cited above, suggests that a gain on sale of an asset (which this clearly is) should be classified as such and not as revenue. Further, had the EITF criteria as discussed in EITF 88-18 below required that the Company defer the revenue, the Company would have recorded this deferral as royalty income throughout the period that it was earned. It should be noted that the deferral of income would have been justified where there was an ongoing involvement and there was active participation by the Company. This is however very different in our case where the Company has no active involvement in the selling or marketing of Peg-Intron and has no impact over the future royalty stream of Peg-Intron. Based on these facts, the Company believes that to record the sale of the asset for $92.5 million as royalty income would be misleading as it is not a prepayment (the payment of all or part of, prior to its due date) for royalty that otherwise would have been earned. The amount received by the Company is NOT dependant on the future royalty stream which is uncertain. Instead the $92.5 million is a fixed amount which represents the arms length value (between a willing buyer and seller) of the value of the asset that has been sold.

     We reviewed EITF 88-18 which lists factors that create a presumption that classification of the payment received from a third party should be classified as debt. We believe that none of the factors listed in EITF 88-18 that are discussed below are applicable to the Company’s transaction with Acquirer:

     EITF 88-18 Factors:

1.

The transaction does not purport to be a sale. Response: In our case, the transaction is a sale of all rights. Section 2.01 of the agreement states: “Enzon hereby sells, assigns, transfers and conveys to the Purchaser all rights, title and interest in and to the Purchased Interest free and clear of any and all Liens”.

2.

The enterprise has significant continuing involvement in the generation of the cash flows due the investor (for example active involvement in the generation of the operating revenues of a product line, subsidiary, or business segment). Response: The Company has no involvement in the generation of the cash flows. No selling or marketing [or manufacturing] is done by the Company of the product.

3.	The transaction is cancelable by either the enterprise or the investor through payment of a lump sum or other transfer of assets by the enterprise. Response: The transaction is not cancellable.

4.

The investor’s rate of return is implicitly or explicitly limited by terms of the transaction. Response: Acquirer’s rate of return is not limited. Should Acquirer earn more than $80.0 million over the first 4.5 years of the agreement they will be required to pay Enzon an additional $15.0 million. This however does not limit Acquirer’s rate of return as there is no ceiling on the return that Acquirer can achieve. It should be noted that as discussed below, it is unlikely that Acquirer will be required to make the $15.0 million payment to Enzon.

5.

Variations in the enterprise’s revenue or income underlying the transaction have only a trifling impact on the investor’s rate of return. Response: Acquirer’s IRR will be directly impacted based on any fluctuations in Peg-Intron sales.

6.	The investor has any recourse to the enterprise relating to the payments due the investor. Response: Acquirer has no recourse against the Company.

     Conclusion: The Transaction was an outright sale of 25% of the Company’s interest in Peg-Intron to Acquirer, with no ongoing involvement by the Company. There is no circumstance that might require the Company to repurchase from Acquirer the 25% interest that has been sold, guarantee the cash flow of Acquirer or any possibility that the 25% interest purchased by Acquirer could be put back to the Company. We considered EITF 88-18, however, we concluded that immediate recognition of the gain is appropriate and accordingly, we have concluded that the transaction does not meet the criteria to be presented as debt or as a deferral. Accordingly, we have concluded that the appropriate accounting treatment would be to record the $92.5 million (less the related expenses) as part of operating income.

We acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of any further assistance, please do not hesitate to contact me at (908) 541-8759.

Very truly yours,

/s/ Craig A. Tooman
Craig A. Tooman
EVP Finance and CFO